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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
      Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                              CAREERBUILDER, INC.
                           (Name of Subject Company)

                              CAREERBUILDER, INC.
                     (Name of Person(s) filing Statement)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                   141684100
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Robert J. McGovern
                     President and Chief Executive Officer
                              CareerBuilder, Inc.
                       10780 Parkridge Blvd., Suite 200
                            Reston, Virginia 20191
                                (703) 259-5500
(Name, address and telephone number of person authorized to receive notice and communications
                 on behalf of the person(s) filing statement)
                                With a copy to:

                             Donald L. Toker, Esq.
                               Hale and Dorr LLP
                        1455 Pennsylvania Avenue, N.W.
                             Washington, DC 20004
                                (202) 942-8400

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information

   The name of the subject company is CareerBuilder, Inc., a Delaware corporation (the "Company" or "CareerBuilder"), and the address of the principal executive offices of the Company is 10780 Parkridge Boulevard, Suite 200, Reston, Virginia 20191. The telephone number of the principal executive offices of the Company is (703) 259-5500. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of the Company. As of June 30, 2000, there were 23,860,419 shares of Common Stock outstanding.

Item 2. Identity And Background Of Filing Person

   (a) Subject Company Information. The name, address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

   (d) Tender Offer. This statement relates to a tender offer by CB Acquisition Corp. ("Purchaser"), a Delaware Corporation and a wholly-owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO") dated July 25, 2000, to purchase all outstanding shares of common stock of the Company (the "Shares") at a price of $8.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9 and are hereby incorporated by reference.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 16, 2000 (the "Merger Agreement"), between the Company, Purchaser and Career Holdings. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver, where appropriate, of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Company"). A copy of the Merger Agreement is filed as Exhibit
(e)(1) to this Schedule 14D-9 and is incorporated by reference herein. The Schedule TO states that the principal executive offices of Purchaser and Career Holdings are located at 435 North Michigan Avenue, Chicago, Illinois 60611 and that the telephone number for both Purchaser and Career Holdings is
(312) 222-4303.

Item 3. Past Contacts, Transactions, Negotiations And Agreements

   The description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Purchaser or its respective executive officers, directors or affiliates, set forth under the captions "Special Factors-- Background of the Offer; Contacts with CareerBuilder" and "Special Factors-- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, and in the Information Statement attached as Schedule I to this
Schedule 14D-9 is incorporated by reference herein.

   The summary of the material provisions of the Merger Agreement set forth under the caption "Special Factors--The Merger Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

   In connection with the Merger Agreement, Career Holdings, Tribune Company and KnightRidder.com, Inc. have entered into an Investment Agreement dated as of July 16, 2000 ("Investment Agreement"). The Company is an express third party beneficiary of the Investment Agreement. The summary of the material provisions of the Investment Agreement set forth under the caption "Special Factors--The Investment Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Investment Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Investment Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

   Career Holdings has entered into agreements (the "Stockholder Agreements") with certain stockholders of the Company, including three members of the Board of Directors, Peter J. Barris, David C. Wetmore and Robert J. McGovern. These stockholders have agreed to tender an aggregate of 10,596,648 shares of Common Stock in the Offer, constituting approximately 44.4% of the aggregate number of shares of Common Stock issued and outstanding as of June 30, 2000. The stockholders have also agreed that they will not transfer such shares prior to the expiration of the Stockholder Agreements and that they will vote such shares of Common Stock in favor of the Merger and against certain competing transactions. The information set forth under the caption "Special Factors-- The Stockholder Agreements" in the Offer to Purchase is incorporated by reference herein. The summary of the Stockholders Agreements contained in the Offer to Purchase is qualified in its entirety by reference to the Stockholder Agreements, a copy of the Form of Stockholder Agreement is filed as Exhibit
(e)(5) to this Schedule 14D-9.

   Pursuant to the Employment Agreements dated as of July 16, 2000 ("Employment Agreements") entered into with Career Holdings, effective upon consummation of the Merger, Robert J. McGovern, Chairman, Chief Executive Officer and President of the Company, and James A. Winchester, a Senior Vice President of the Company, have certain rights and obligations, including a commitment to make a substantial investment in Career Holdings. For a further description, see "Special Factors--The Employment Agreements" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Employment Agreements contained in the Offer to Purchase is qualified in its entirety by reference to the Employment Agreements, copies of which are filed as Exhibits (e)(3)(A) and (e)(3)(B) to this Schedule 14D-9 and are incorporated by reference herein.

   The Schedule TO states that on July 16, 2000, Career Holdings and CP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Career Holdings ("CP Acquisition"), entered into an agreement and plan of merger with CareerPath.com, Inc., a Delaware corporation ("CareerPath"), providing for the merger (the "CareerPath Merger") of CP Acquisition with and into CareerPath, and that, after the consummation of the Merger and the CareerPath Merger, CareerPath and CareerBuilder are expected to be merged together. The Offer is not conditioned upon consummation of the CareerPath Merger.

   The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

   The Restated Certificate of Incorporation also provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

   The Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers, then the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

   Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

   In addition, the Merger Agreement contains certain provisions regarding the indemnification and insurance of directors of the Company that are described under the caption "Special Factors--The Merger Agreement--Indemnification" in the Offer to Purchase and that description is incorporated by reference herein.

Item 4. The Solicitation or Recommendation

   (a) Recommendation Of The Board Of Directors. At a meeting held on July 16, 2000, the Company's Board of Directors, after receiving the unanimous recommendation of a special committee of the Board of Directors comprised of two non-employee directors (the "Independent Committee"), determined that the Merger is advisable, fair and in the best interests of the Company and its stockholders and approved the Merger, the Offer, the Merger Agreement and the other transaction contemplated thereby.

   The Company's Board of Directors recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer. A letter to the stockholders communicating the Board of Directors' recommendation and a press release announcing the Offer and the Merger are filed herewith as Exhibit
(a)(3) and (a)(4), respectively, and are incorporated by reference herein.

   (b) Reasons. The reasons for the recommendation stated in paragraph (a) of this Item 4 are set forth under the captions: "Special Factors--Background of the Offer; Contacts with CareerBuilder" and "--Recommendation of the Independent Committee and Board of Directors; Fairness of the Transactions" in the Offer to Purchase, and that information is incorporated by reference herein. Credit Suisse First Boston Corporation, financial advisor to the Independent Committee ("CSFB"), has delivered to the Independent Committee its opinion, dated as of July 16, 2000, to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, the Offer Price of $8.00 per share in cash is fair, from a financial point of view, to the stockholders of the Company (other than Career Holdings and its affiliates and Messrs. McGovern and Winchester). A copy of the CSFB opinion is attached to the Offer to Purchase as Annex A and is incorporated by reference herein. The information set forth under "Special Factors--Opinion of Financial Advisor to the Independent Committee" is incorporated herein by reference. CareerBuilder stockholders are urged to review the opinion carefully. The opinion does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger.

   (c) Intent To Tender. To the Company's knowledge after reasonable inquiry, all of the directors and executive officers of the Company currently intend to tender their Shares pursuant to the Offer.

   Pursuant to the Stockholder Agreements, certain stockholders of the Company, have agreed to tender an aggregate of 10,596,648 shares of Common Stock in the Offer, constituting approximately 44.4% of the aggregate number of shares of Common Stock issued and outstanding as of June 30, 2000. See Item 3 of this Schedule 14D-9.

Item 5. Person/Asset, Retained, Employed, Compensated Or Used

   Pursuant to the terms of an engagement letter, dated as of June 27, 2000, the Independent Committee engaged CSFB to provide an opinion in connection with the Merger Agreement. On July 16, 2000, CSFB delivered the opinion to the Independent Committee referred to in Item 4(b) of this Schedule 14D-9. The engagement letter provides for payment to CSFB of a customary fee by the Company in connection with the delivery of CSFB's opinion. The Company has also agreed to reimburse CSFB for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its legal counsel, and to indemnify CSFB and related parties against certain liabilities, including liabilities under the federal securities laws arising out of CSFB's engagement.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

Item 6. Interest In Securities Of The Subject Company

   No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by its executive officers, directors or affiliates, other than those set forth in Schedule II of the Offer to Purchase, or by Purchaser or its executive officers, directors, affiliates or subsidiaries. See "Schedule II--Transaction of Certain Persons in Career Builder Common Stock" to the Offer to Purchase, which is incorporated herein by reference.

Item 7. Purpose Of The Transaction And Plans Or Proposals

   (d)(1)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

   (d)(1)(ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (d)(2) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information

   (a) Information Provided Pursuant To Rule 14f-1 Under The Exchange Act. The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished to the Company's stockholders in connection with the designation by Purchaser of persons to the Board of Directors of the Company other than at a meeting of the Company's stockholders, and such information is incorporated by reference herein.

   (b) Certain Litigation. A putative class action lawsuit entitled Caroline Teitelbaum v. Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company, has been filed in the Chancery Court in and for New Castle County, Delaware by plaintiffs seeking to assert claims on behalf of a class of all stockholders of Company. The complaint names as defendants the Company, the members of the Company Board, Tribune and Knight-Ridder, Inc., and alleges that the Company Board breached its fiduciary duties to the Company stockholders by entering into the Merger Agreement allegedly at an inadequate price, without conducting an adequate process and without appointing a truly independent person to negotiate on behalf of the Company stockholders. The complaint alleges that Tribune and Knight-Ridder, Inc. aided and abetted the Company Board's alleged breaches. The plaintiff seeks injunctive relief against the transaction and/or damages. Company and Career Holdings believe that the Complaint is without merit and intend to defend the claims vigorously.

   (c) The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9. Exhibits

   (a)(1) Offer to Purchase dated July 25, 2000 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with respect to the Company on July 25, 2000 ("Schedule TO")).

   (a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit
(a)(1)(B) to the Schedule TO).

   (a)(3) Form of Letter to Stockholders of the Company dated July 25, 2000.

   (a)(4) Text of Press Release dated July 17, 2000 (incorporated herein by reference to Exhibit 99.3 to the Company's Report on Form 8-K filed on July 17, 2000 ("Form 8-K")).

   (a)(5) Notice of Guaranteed Delivery (incorporated by reference to Exhibit
(a)(1)(C) to the Schedule TO).

   (a)(6) Letter to Broker, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule
TO).

   (a)(7) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
(a)(1)(E) to the Schedule TO).

   (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

   (a)(9) Form of Summary Advertisement as published on July 25, 2000 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

   (a)(10) Text of press release issued by Career Holdings dated July 25, 2000 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).

   (e)(1) Agreement and Plan of Merger, dated as of July 16, 2000, between CareerBuilder, Inc., Career Holdings, Inc., and CB Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K).

   (e)(2) Investment Agreement dated as of July 16, 2000, among Career Holdings, Tribune Company and Knight Ridder.com, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K).

   (e)(3)(A) Robert J. McGovern Employment Agreement dated July 16, 2000 (incorporated by reference to Exhibit (d)(3)(A) to the Schedule TO).

   (e)(3)(B) James A. Winchester Employment Agreement dated July 16, 2000 (incorporated by reference to Exhibit (d)(3)(B) to the Schedule TO).

   (e)(4)(A) Opinion of Credit Suisse First Boston Corporation to the Independent Committee of the Board of Directors of the Company, dated July 16, 2000 (incorporated by reference to Annex A to the Offer to Purchase).

   (e)(4)(B) Materials presented by Credit Suisse First Boston Corporation to the Independent Committee of the Board of Directors of CareerBuilders, Inc. (incorporated by reference to Exhibit (c)(2) of the Schedule TO).

   (e)(5) Form of Stockholder Agreement dated as of July 16, 2000, entered into among Career Holdings, CB Acquisition Corp. and certain stockholders of CareerBuilder (including a schedule listing each such stockholder and the number of shares of common stock of CareerBuilder owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

   (g) Not applicable.

   (i) Complaint filed in action entitled Caroline Teitelbaum v. Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company (Court of Chancery of New Castle County, Delaware) (incorporated herein by reference to Exhibit
(a)(5)(C) to the Schedule TO).

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CareerBuilder, Inc.

                                                  /s/ James A. Tholen
                                          By: _________________________________
                                          Name: James A. Tholen
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

Date: July 25, 2000

                                 EXHIBIT INDEX

  Exhibit
  Number
  -------
 (a)(1)    Offer to Purchase dated July 25, 2000 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by
           Purchaser with respect to the Company on July 25, 2000
           ("Schedule TO")).
 (a)(2)    Letter of Transmittal (incorporated herein by reference to
           Exhibit (a)(1)(B) to the Schedule TO).
 (a)(3)    Form of Letter to Stockholders of the Company dated July 25,
           2000.
 (a)(4)    Text of Press Release dated July 17, 2000 (incorporated herein by reference to Exhibit 99.3 to the Company's Report on Form
           8-K filed on July 17, 2000 ("Form 8-K")).
 (a)(5)    Notice of Guaranteed Delivery (incorporated by reference to
           Exhibit (a)(1)(C) to the Schedule TO).
 (a)(6)    Letter to Broker, Dealers, Commercial Banks, Trust Companies
           and other Nominees (incorporated by reference to Exhibit
           (a)(1)(D) to the Schedule TO).
 (a)(7)    Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
 (a)(8)    Guidelines for Certification of Taxpayer Identification Number
           on Substitute Form W-9 (incorporated by reference to Exhibit
           (a)(1)(F) to the Schedule TO).
 (a)(9)    Form of Summary Advertisement as published on July 25, 2000
           (incorporated by reference to Exhibit (a)(1)(G) to the
           Schedule TO).
 (a)(10)   Text of press release issued by Career Holdings dated July 25,
           2000 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).
 (e)(1)    Agreement and Plan of Merger, dated as of July 16, 2000,
           between CareerBuilder, Inc., Career Holdings, Inc., and CB
           Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K).
 (e)(2)    Investment Agreement dated as of July 16, 2000, among Career
           Holdings, Tribune Company and Knight Ridder.com, Inc.
           (incorporated by reference to Exhibit 99.1 to the Form 8-K).
 (e)(3)(A) Robert J. McGovern Employment Agreement dated July 16, 2000
           (incorporated by reference to Exhibit (d)(3)(A) to the
           Schedule TO).
 (e)(3)(B) James A. Winchester Employment Agreement dated July 16, 2000
           (incorporated by reference to Exhibit (d)(3)(B) to the
           Schedule TO).

 (e)(4)(A) Opinion of Credit Suisse First Boston Corporation to the
           Independent Committee of the Board of Directors of the Company, dated July 16, 2000 (incorporated by reference to
           Annex A to the Offer to Purchase).

 (e)(4)(B) Materials presented by Credit Suisse First Boston Corporation to the Independent Committee of the Board of Directors of CareerBuilders, Inc. (incorporated by reference to Exhibit
           (c)(2) of the Schedule TO).

 (e)(5) Form of Stockholder Agreement dated as of July 16, 2000, entered into among Career Holdings, CB Acquisition Corp. and certain stockholders of CareerBuilder (including a schedule listing each such stockholder and the number of shares of common stock of CareerBuilder owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder) (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

 (g)       Not applicable.

 (i)       Complaint filed in action entitled Caroline Teitelbaum v.
           Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J.
           McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder,
           Inc. and Tribune Company (Court of Chancery of New Castle
           County, Delaware) (incorporated herein by reference to Exhibit
           (a)(5)(C) to the Schedule TO).

                                                                     Schedule I

                              CAREERBUILDER, INC.
                        10780 PARKRIDGE BLVD. SUITE 200
                            RESTON, VIRGINIA 20191

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

General

   This information statement (the "Information Statement") is being mailed on or about July 25, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.001 per share, of CareerBuilder, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by CB Acquisition Corp. ("Purchaser") to a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors") other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 2000, between Purchaser, Career Holdings, Inc. and the Company. The Merger Agreement is more fully described under Items 2 and 3 of the Schedule 14D-9, of which this Schedule I is a part. Capitalized terms used and not defined in this Schedule I have the meanings assigned to them in the Schedule 14D-9.

   Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") for all outstanding shares of common stock of the Company (the "Shares") at a price of $8.00 per Share, net to the seller in cash, without interest, on July 25, 2000. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, on August 21, 2000, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, Purchaser will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

   If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Board of Directors.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The Purchaser Designees

   Effective upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), Purchaser shall be entitled to designate at its option up to that number of directors, rounded to the nearest whole number, of the Board of Directors as will make the percentage of the Company's directors designated by Purchaser equal to the percentage of the aggregate voting power of shares of Common Stock held by Career Holdings and its subsidiaries, and the Company shall, upon written request by Purchaser, promptly, at the Company's election, either increase the size of the Board or take such other actions as may be necessary so as to include on, and cause to be elected to the Board, the individual or individuals designated by Purchaser.

   The Company's obligations to appoint Purchaser's designees to the Board of Directors shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, as
Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Purchaser has supplied to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

   Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or the Company Charter or the Amended and Restated By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of the Company's rights hereunder, and any other consent or action by the Board of Directors of the Company with respect to this Agreement, will require the concurrence of a majority of the Independent Directors and no other action by the Company, including any action by any other director of the Company, shall be required for purposes of the Merger Agreement.

   Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, Purchaser may designate from among the persons identified below the persons to be elected to the Board of Directors (the "Purchaser Designees"). It is expected that the Purchaser Designees will assume office promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, and that they will thereafter constitute at least a majority of the Board of Directors. Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated.

   Set forth in the table below are the name and principal occupation or employment and five year employment history for each of the persons who may be designated by Purchaser as the Purchaser Designees.

                  Directors Designees of CB Acquisition Corp.

                               Present Principal Occupation or Employment;
           Name             Material Positions Held During the Past Five Years
           ----             --------------------------------------------------
 David D. Hiller......... President of Tribune Interactive, Inc., a subsidiary of Tribune, since May 2000; Senior Vice
                          President/Development of Tribune until May 2000;
                          Director of Lightspan, Inc.

 Timothy J. Landon....... President of Tribune Classified Services, a
                          subsidiary of Tribune, since June 2000; Vice
                          President of Tribune Interactive, a subsidiary of
                          Tribune from July 1999 until June 2000; Vice
                          President/General Manager of Sun Sentinel Company, a
                          subsidiary of Tribune, from August 1998 and July
                          1999; Vice President/Strategy and Development for
                          Tribune Publishing Company and acting Chief Executive
                          Officer of Classified Venture, a partnership between
                          Tribune and seven leading media companies, from May
                          1997 to August 1998.

 Daniel J. Finnigan...... President of KnightRidder.com and Vice President of
                          Knight-Ridder, Inc. since July 1999; President and
                          CEO of SBC Interactive from 1998 to 1999; Various
                          positions with SBC Communications, Inc., 1995 to
                          1998; Group manager for product development for ESS
                          Ventures, LLC, 1994 to 1995.

 Ross Jones.............. Vice President and Treasurer of KnightRidder.com;
                          Senior Vice President and CFO of Knight-Ridder, Inc.
                          since 1993; Vice President/Finance of Knight-Ridder,
                          Inc. in 1993; Vice President and Treasurer, Reader's
                          Digest Association, Inc., 1985 to 1993 and in other
                          positions there from 1977 to 1985; Manager of Brown
                          Brothers Harriman & Co. from 1970 to 1977.

                  CERTAIN INFORMATION CONCERNING THE COMPANY

   The Shares constitute the only class of voting securities of the Company. The holders of common stock are entitled to one vote per Share. As of June 30, 2000, there were 23,860,419 shares of common stock (including restricted stock) issued and outstanding. Currently, the Board consists of five members. The Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

    Information Concerning Directors and Executive Officers of the Company

Directors and Executive Officers of the Company

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o CareerBuilder, Inc. 10780 Parkridge Blvd. Suite 200, Reston, VA 20191.

                         Present Principal Occupation or Employment;
                           Material Positions Held During the Past     Director
        Name         Age                  Five Years                    Since
        ----         --- -------------------------------------------   --------
 Robert J. McGovern  39  Chairman of the Board of Directors,             1995
                         President and Chief Executive Officer of
                         the Company since its founding in November
                         1995. From May 1993 until August 1995, he
                         served as Vice President and General
                         Manager of the Availability and Performance
                         Management Group, a division of Legent
                         Corporation, a systems software company.
                         Prior to that time, he served in various
                         senior positions in sales with Hewlett-
                         Packard Company, a computer hardware and
                         software company.

 Peter J. Barris     48  General Partner with New Enterprise             1996
                         Associates L.P., a private investment firm,
                         since 1992. Prior to that, he served as
                         President and Chief Operating Officer of
                         Legent Corporation from 1988 to 1990. Prior
                         to that, Mr. Barris served as Senior Vice
                         President and General Manager of UCCEL, a
                         systems software developer, and held a
                         variety of marketing and general management
                         positions with General Electric Company, a
                         manufacturing company. Mr. Barris serves as
                         a director of Mobius Management Systems,
                         Inc. and pcOrder.com, Inc., both of which
                         are computer software systems and services
                         companies.

 Gary C. Butler      53  President, Chief Operating Officer and a        1998
                         director of Automatic Data Processing,
                         Inc., or ADPI, the parent of ADP, since
                         April 1998. From January 1995 to April
                         1998, he served as Group President of the
                         Employer Services Group of ADPI. Prior to
                         that time, he served as Group President for
                         the Dealer Services Group of ADPI for more
                         than five years. Mr. Butler serves as a
                         director of Convergys Corporation, a
                         provider of financial and management
                         services.

 James A. Tholen     41  Senior Vice President and Chief Financial       1995
                         Officer of the Company since September
                         1998. From April 1997 until September 1998,
                         he served as Chief Operating Officer and
                         Chief Financial Officer of FTP Software,
                         Inc., a software communications company.
                         From September 1995 to February 1997, he
                         served as Chief Financial Officer of The
                         Compucare Company, a healthcare information
                         systems provider. From August 1993 until
                         August 1995, he served as Vice President of
                         Corporate Strategy and Development for
                         Legent Corporation.

 David C. Wetmore    51  Managing Director of Updata Capital, Inc.,      1995
                         a private investment firm, since November
                         1995. From 1992 to August 1995, Mr. Wetmore
                         served as Chief Operating Officer and a
                         director of Legent Corporation. From 1988
                         to 1992, he served as President, Chief
                         Operating Officer and a director of Goal
                         Systems International, Inc., a systems
                         software company, and served as its Chief
                         Executive Officer from 1989 to 1992 and its
                         Chairman from 1991 to 1992. Mr. Wetmore
                         serves as a director of Walker Interactive
                         Systems, Inc., a financial and analytical
                         software developer.

 James A. Winchester 48  Senior Vice President of Engineering and        N/A
                         Chief Technology Officer of the Company
                         since November 1995.

Board and Committee Meetings

   The Board of Directors has a Compensation Committee composed of Messrs. Barris and Butler, which makes recommendations concerning salaries and incentive compensation for executive officers and administers and grants stock options and awards pursuant to the Company's stock option plans (except that grants to directors and certain officers must be made by the Board of Directors as a whole). The Compensation Committee met three times during 1999.

   The Board of Directors also has an Audit Committee, currently composed of two independent directors, Messrs. Butler and Wetmore, which reviews the results and scope of the audit and other services provided by the Company's independent public accountants. The Audit Committee met four times during 1999.

   The Board of Directors met five times during 1999. Each director attended at least 75% of the aggregate of the number of Board meetings and the number of meetings held by all committees on which he then served.

Director Compensation

   Directors do not receive any cash fees for their services on the Board, but are reimbursed for expenses incurred in connection with their attendance at Board and committee meetings. On April 1, 1999, the Company's non-employee directors were each granted a non-qualified stock option to purchase 5,000 shares of Common Stock at a purchase price of $9.00 per share, vesting on March 31, 2000. The non-employee directors of the Company are eligible to receive stock options under the Company's 1999 Non-Employee Director Stock Option Plan.

Beneficial Ownership of Common Stock

   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 2000 by (i) each person or entity who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) by each director or nominee for director, (iii) by each of the executive officers named in the Summary Compensation Table set forth under the caption "Executive Compensation" below and (iv) by all directors and executive officers as a group. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

                                                  Number Of Shares    Percentage
              Name Of Beneficial Owner          Beneficially Owned(1)   Owned
              ------------------------          --------------------- ----------
      New Enterprise Associates(2).............       4,022,551          16.9%
       1119 St. Paul Street
       Baltimore, MD 21202

      Microsoft Corporation(3).................       2,246,351           9.4
       One Microsoft Way
       Redmond, WA 98052

      ADP, Inc.(4).............................       1,283,569           5.4
       1 ADP Boulevard
       Roseland, NJ 07068

      Robert J. McGovern(5)....................       3,350,540          14.0

      Eugene J. Austin.........................         382,477           1.6

      James A. Tholen..........................          89,618             *

      James A. Winchester......................         693,750           2.9

                                                 Number Of Shares    Percentage
              Name Of Beneficial Owner         Beneficially Owned(1)   Owned
              ------------------------         --------------------- ----------

      Peter J. Barris(6)......................       4,042,551          17.0

      Gary C. Butler(7).......................       1,293,569           5.4

      David C. Wetmore(8).....................         594,480           2.5

      All executive officers and directors as
       a group (7 persons)(9).................      10,446,985          43.8

--------
*Less than 1%
(1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 20, 2000 through the exercise of stock options ("Presently Exercisable Options"). The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.
(2) Consists of 3,930,446 shares of Common Stock held of record by New Enterprise Associates VI, Limited Partnership, 78,947 shares of Common Stock held of record by NEA President's Fund, L.P. and 13,158 shares of Common Stock held of record by NEA Ventures 1996, L.P.
(3) Includes 873,534 shares of Common Stock issuable upon exercise of the warrant issued to Microsoft in May 1999.
(4) Includes 380,000 shares of Common Stock issuable upon exercise of the warrant issued to ADP in January 1998.
(5) Includes 250,000 shares of Common Stock held of record by the Robert McGovern Bypass Trust. Mr. McGovern disclaims beneficial ownership of shares held of record by such trust.
(6) Includes 3,930,446 shares of Common Stock held of record by New Enterprise Associates VI, Limited Partnership, 78,947 shares of Common Stock held of record by NEA President's Fund, L.P. and 13,158 shares of Common Stock held of record by NEA Ventures 1996, L.P. Mr. Barris disclaims beneficial ownership of all such shares of Common Stock. Also includes 20,000 shares subject to Presently Exercisable Options. Excludes 5,000 shares of Common Stock subject to stock options that are not Presently Exercisable Options that will vest upon consummation of the Offer.
(7) Consists of 903,569 shares of Common Stock held of record by ADP and 380,000 shares of Common Stock issuable upon exercise of the warrant issued to ADP in January 1998. Mr. Butler disclaims beneficial ownership of all such shares of Common Stock. Also includes 10,000 shares subject to Presently Exercisable Options. Excludes 5,000 shares of Common Stock subject to stock options that are not Presently Exercisable Options that will vest upon consummation of the Offer.
(8) Includes 15,000 shares subject to Presently Exercisable Options. Excludes 40,000 shares of Common Stock held of record by adult children of Mr. Wetmore. Excludes 5,000 shares of Common Stock subject to stock options that are not Presently Exercisable Options that will vest upon consummation of the Offer.
(9) See footnotes (1) and (5) through (8) above.

Section 16 Beneficial Ownership Reporting Compliance

   Mr. Tholen reported the exercise of certain options to purchase shares of the Company's Common Stock exercised in October and December 1999 on a Form 5 filed in February 2000. Mr. Tholen had previously not reported these transactions on Form 4. The Company is not aware of any other instance whereby its officers, directors and holders of 10% of the Company's Common Stock had not complied in a timely manner during 1999 with Section 16(a) filing requirements.

Executive Compensation

   The following table sets forth the total compensation paid or accrued for the last two years for the Company's Chief Executive Officer and its three other executive officers (together, the "Named Executive Officers"):
                          Summary Compensation Table

                                                    Long-Term
                                       Annual      Compensation
                                  Compensation(1)   on Awards
                                  ---------------- ------------
                                                      Shares
                                                    Underlying     All Other
Name and Principal Position  Year  Salary   Bonus   Options(2)  Compensation(3)
---------------------------  ---- -------- ------- ------------ ---------------
Current Executive Officers
Robert J. McGovern.......... 1999 $171,046 $25,228       --         $2,264
 Chairman of the Board,      1998  145,000   2,902       --          2,125
 President and
 Chief Executive Officer
James A. Tholen............. 1999  160,004  31,100    70,000           --
 Senior Vice President,      1998   40,614     --    255,000           --
 Chief Financial Officer and
 Director
James A. Winchester, Jr..... 1999  135,369  25,700    35,000         2,536
 Senior Vice President of    1998  115,000     --        --          2,382
 Engineering and
 Chief Technology Officer
Former Executive Officer
Eugene J. Austin(4)......... 1999   95,694   4,587       --          3,000
 Senior Vice President of    1998  130,000   5,804       --          2,809
 Sales

--------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary of the Named Executive Officer.
(2) Represents the number of shares covered by options to purchase shares of Common Stock granted during the applicable year.
(3) These amounts represent executive disability insurance premiums.
(4) Mr. Austin resigned effective August 6, 1999.

Stock Option Grants

   The following table sets forth grants of stock options to each of the Named Executive Officers during the year ended December 31, 1999:

                       Option Grants in Last Fiscal Year

                                      Individual Grants
                         --------------------------------------------
                                                                          Potential
                                                                      Realizable Value
                                                                      at Assumed Annual
                                                                       Rates of Stock
                         Number of   Percent of   Exercise                  Price
                         Securities Total Options or Base             Appreciation For
                         Underlying  Granted to    Price               Option Term(1)
                          Options   Employees in    Per    Expiration -----------------
                          Granted    Fiscal Year   Share      Date       5%      10%
                         ---------- ------------- -------- ---------- -------- --------
Robert J. McGovern......      --         --          --         --         --       --
James A. Tholen.........   70,000        7.9%      $6.06    12/8/09   $266,887 $676,344
James A. Winchester,
 Jr.....................   35,000        3.9%       6.06    12/8/09    133,444  338,172
Eugene J. Austin........      --         --          --         --         --       --

--------
(1) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

Option Exercises And Year-End Option Values

   The following table sets forth certain information concerning option exercises by the Named Executive Officers in 1999 and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1999:

         Aggregate Option Exercises And Fiscal Year-End Option Values

                         Number of             Number of Shares Underlying          Value of Unexercised
                          Shares                 Unexercised Options at            in-the-money Options at
                         Acquired                    Fiscal Year End                 Fiscal Year End(2)
                            on        Value    -------------------------------    -------------------------
          Name           Exercise  Realized(1) Exercisable     Unexercisable      Exercisable Unexercisable
          ----           --------- ----------- ------------    ---------------    ----------- -------------
Robert J. McGovern......      --          --               --                 --      --             --

James A. Tholen.........   72,500  $  438,894              --             257,500     --        $998,906

James A. Winchester,
 Jr.....................      --          --               --                 --      --             --

Eugene J. Austin........  199,144   1,595,277              --              35,000     --          13,125

--------
(1) Represents the difference between the exercise price and the fair market value per share of the Common Stock at the date of exercise. For exercises prior to the Company's initial public offering, the fair market value was the value determined from time to time by the Company's Board of Directors. For exercises after the initial public offering, the fair market value was the last sale price of the Common Stock on the date of exercise as reported on the Nasdaq National Market.
(2) Represents the difference between the exercise price and the last sale price of the Common Stock as reported on the Nasdaq National Market on December 31, 1999 ($6.44).

Compensation Committee Report On Executive Compensation

   This report addresses the compensation policies of the Company applicable to its officers during fiscal 1999. The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"), which is composed of two non-employee directors. The Committee is responsible for determining the compensation package of each executive officer, including the Chief Executive Officer. In fiscal 1999, the Board of Directors did not modify in any material way or reject any action or recommendation of the Committee with respect to executive officer compensation.

Overview And Philosophy

   The Company's executive compensation program is designed to promote the following objectives:

  . To provide competitive compensation that will help attract, retain and reward highly qualified executives who contribute to the long-term success of the Company.

  . To align management's interests with the success of the Company by placing a portion of the executive's compensation at risk in relation to the Company's performance.

  . To align management's interests with stockholders by including long-term equity incentives.

   The Committee believes that the Company's executive compensation program provides an overall level of compensation that is competitive within its industry and among companies of comparable size and complexity. To ensure that compensation is competitive, the Company regularly compares its compensation practices with those of other similar companies and sets its compensation guidelines based on this review. The Committee also seeks to achieve an appropriate balance of the compensation paid to a particular individual and the compensation paid to other executives and attempts to maintain an appropriate mix of salary and incentive compensation. While compensation data are useful guides for comparative purposes, the Committee believes that a successful compensation program also requires the application of judgment and subjective determinations of individual performance.

Executive Compensation Program

   The Company's executive compensation program consists of base salary, annual incentive compensation in the form of cash bonuses, and long-term equity incentives in the form of stock options. Executive officers also are eligible to participate in certain benefit programs which are generally available to all employees of the Company, such as life insurance benefits and the Company's 1999 Employee Stock Purchase Plan and 401(k) savings plan.

Base Salary

   At the beginning of each year, the Committee establishes an annual salary plan for the Company's senior executive officers based on recommendations made by the Company's Chief Executive Officer. The Committee attempts to set base salary compensation within the range of salaries of executive officers with comparable qualifications, experience and responsibilities at other companies in the same or similar businesses, and of comparable size and success. In setting the annual cash compensation for Company executives, the Committee reviews compensation for comparable positions by reviewing compensation data available in a number of publicly available surveys and databases. In addition to external market data, salary determinations depend both upon the Company's financial performance and upon the individual's performance as measured by certain subjective non-financial objectives. These non-financial objectives include the individual's contribution to the Company as a whole, including his or her ability to motivate others, develop the skills necessary to grow as the Company matures, recognize and pursue new business opportunities and initiate programs to enhance the Company's growth and success.

Annual Incentive Compensation

   The Company's bonus program is designed to provide its key employees with cash incentives to achieve the Company's financial goals. At the beginning of each year, the Committee establishes target semi-annual bonuses for each executive officer, which the executive will receive based on the Company achieving its targeted financial objectives for that time period, as well as the executive achieving certain management objectives. Cash bonuses are then paid semi-annually based upon the Company's attainment of these targeted financial objectives for the year. During 1999, annual cash bonus targets for the Named Executive Officers, including Mr. McGovern, were 40% of base salary. Total bonuses of $86,615 were awarded to the Named Executive Officers on the basis of 1999 performance.

Long-Term Equity Incentives

   The Company's stock option program is designed to promote the identity of long-term interests between the Company's employees and its stockholders and to assist in the retention of executives. The size of option grants is generally intended by the Committee to reflect the executive's position with the Company and his or her contributions to the Company. Stock options generally vest over a three to five year period in order to encourage key employees to continue in the employ of the Company. In 1999, all stock options were granted at an option price equal to the fair market value of the Company's Common Stock on the date of the grant.

Benefits

   The Company's executive officers are entitled to receive medical and life insurance benefits and to participate in the Company's 401(k) retirement savings plan on the same basis as other full-time employees of the Company. The Company's 1999 Employee Stock Purchase Plan, which is available to virtually all employees including executive officers, allows participants to purchase shares at a discount of 15% from the fair market value at the beginning or end of the applicable purchase period.

   The amount of perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation, did not exceed 10% of salary and bonus for 1999 for any of the Named Executive Officers.

Summary Of Compensation Of Chief Executive Officer

   In 1999, Mr. McGovern, the Company's Chief Executive Officer, received a salary of $171,046. Mr. McGovern's target bonus was 40% of his base salary, and was based on targeted growth revenue and achievement of certain objectives as set by the compensation committee.

   This report addresses the compensation policies of the Company applicable to its officers during fiscal 1999. The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"), which is composed of two non-employee directors. The Committee is responsible for determining the compensation package of each executive officer, including the Chief Executive Officer. In fiscal 1999, the Board of Directors did not modify in any material way or reject any action or recommendation of the Committee with respect to executive officer compensation.

Compliance With Internal Revenue Code Section 162(m)

   Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the corporation's Chief Executive Officer and four other most highly paid executive officers. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. The Committee has determined that it will make every reasonable effort, consistent with sound executive compensation principles and the needs of the Company, to ensure that all amounts paid to the Company's Chief Executive Officer or to any of the other Named Executive Officers comply with Section 162(m).

                                          Compensation Committee

                                          Peter J. Barris
                                          Gary C. Butler

Compensation Committee Interlocks And Insider Participation

   Mr. Barris and Mr. Butler served during 1999 as members of the Compensation Committee. Neither Mr. Barris nor Mr. Butler was at any time during 1999, or at any other time, an officer or employee of the Company.

                    Certain Relationships And Transactions

Transactions With ADP

   In January 1998, the Company entered into the ADP joint marketing and sales representative agreement with ADP, Inc., which was amended in March 1999. Under the terms of this agreement, ADP agreed to market the Company's services to ADP's current and prospective clients using, at a minimum, ADP's major accounts division direct sales force. This sales force is currently comprised of approximately 500 salespeople and is generally responsible for selling to companies with between 100 and 1,000 employees. Under the terms of the agreement, ADP has the right, but not the obligation, to market the Company's online recruitment offerings on a worldwide basis. The agreement provides for ADP to market the Company's online recruitment offerings using a co-branding strategy, which allows ADP to sell the Company's online recruitment offerings using materials incorporating ADP's name and logo. As its commission for sales made to ADP clients and prospects through orders procured by ADP, ADP is entitled to retain a percentage of total monthly revenue to the Company for job advertisements on CareerBuilder.com purchased through such ADP orders and a percentage of total monthly revenue to the Company for job advertisements on the other sites on the CareerBuilder Network purchased through such ADP orders. ADP is also entitled to receive a percentage of the Company's revenue from sales of online banner advertising to ADP customers and prospects whose orders were procured by ADP, as well as other fees associated with account installation and support. Based on the Company's current revenues, ADP will receive commissions from 33 1/3% to 50% of revenue generated from job advertisements from customers for which ADP served as sales agent. The Company is also obligated to pay ADP a sales commission of 50% of all revenue received from sales of banner advertising to customers for whom ADP served as sales agent. In the year ended December 31, 1999, ADP received sales commissions of approximately 39% of revenue from customers for which ADP acted as sales agent. The agreement also generally prohibits ADP's Employer Services Division, during the term of the agreement, from entering into any new joint marketing, reseller, distribution or other arrangement with any other provider of Internet recruitment offerings that offers products or services similar to TeamBuilder Online in the United States or Canada. However, under the terms of this agreement, if ADP determines that the CareerBuilder Network or TeamBuilder Online have material inadequacies that reduce their ability to perform competitively in relation to other online recruiting products, the Company must correct the deficiencies specified by ADP or ADP is free to market alternative online recruitment services, including those of the Company's competitors, during the term of the agreement. The agreement generally provides that, during the term of the agreement, the Company will not enter into any new reseller, distribution or similar agreement with any provider of human resources information systems offering payroll software or payroll processing services similar to those offered by ADP to sell the Company's online recruitment offerings in the United States or Canada, or with another payroll or benefits administration provider. The ADP agreement continues until January 23, 2002, and thereafter continues automatically unless terminated by either of the parties. ADP can terminate the agreement at any time after January 23, 2002 by giving the Company at least 120 days written notice. The Company can terminate the agreement at any time after January 23, 2002, after giving written notice to ADP ranging from one to three years depending upon the total revenue generated from ADP customers and prospects whose orders were procured by ADP. Notwithstanding termination of the ADP agreement for any reason, ADP will be entitled to continue to receive on an ongoing basis its allocated share of recurring revenue to the Company derived from an ADP-acquired customer for as long as such customer continues to receive any of the Company's online recruitment offerings for which orders were procured by ADP.

   In connection with the execution of the joint marketing and sales representative agreement and its amendment and the sale of shares of capital stock to ADP, the Company issued a warrant to ADP, which vests in three installments. The first installment of 380,000 shares vested at the signing of the amendment. The exercise price of the first installment is $12.00 per share. Warrants for the second and third installments of up to 380,000 shares of common stock each will vest based on ADP achieving specified revenue-based milestones. The revenue-based milestones are measured for a specific time period, by subtracting from total revenue received from customers for which ADP has acted as sales agent, sales commissions paid to ADP. In order for the March 2001 installment of the warrant to vest, revenue minus sales commission for the period from April 1, 2000 through March 31, 2001 must exceed $10.2 million. In order for the minimum number of shares under the March 2002 installment to vest, the milestone of revenue minus sales commission for the period from April 1, 2001 through March 31, 2002 must exceed $23.0 million, with $30.0 million required to the maximum number of shares issuable under the installment to vest. The exercise price for the second and third installments is $5.00 per share. The ADP warrant contains antidilution provisions that increase the number of shares for which the warrant is exercisable if the Company issues additional equity securities primarily for financing purposes. Each remaining installment of the warrant may be issuable upon exercise for a maximum of 516,824 shares based on current antidilution calculations. The number of shares of common stock issuable upon exercise of the warrant may increase up to a maximum of 568,506 shares for each of the second and third installments as a result of these provisions. The first, second and third installments are each exercisable, to the extent vested, during the five-year period following March 4, 1999, March 31, 2001 and March 31, 2002, respectively.

   The Company is recognizing expenses under the first installment of the ADP warrant. The Company may be required to record significant expenses if the second and third installments of the ADP warrant vest. See Note 14 of Notes to Financial Statements.

Stock Purchases By Affiliates

   In January 1999, the Company issued shares of Class F Convertible Preferred Stock to entities affiliated with directors of the Company and stockholders of the Company at a purchase price of $5.45 per share. The number of shares of Class F Convertible Preferred Stock issued to each entity is set forth below. Upon completion of the Company's initial public offering, each share of Class F Convertible Preferred Stock automatically converted into one share of Common Stock.

                                                   Number of Shares of Class F
                    Name of Investor               Convertible Preferred Stock
                    ----------------               ---------------------------
      New Enterprise Associates VI, Limited
       Partnership................................           279,792
      ADP, Inc....................................            63,232

Transactions with Microsoft

   In May 1999, the Company entered into a service and distribution agreement with Microsoft Corporation. In September 1999, pursuant to the terms of this agreement, the Company began operating a career site for the Microsoft Network. The service and distribution agreement has a term of two years, with Microsoft able to extend the agreement for an additional two-year term at its option. The Company is obligated to provide two individuals dedicated solely to designing, developing and implementing unique Microsoft-specific features. These Microsoft-specific developments may not be offered to other parties without Microsoft's permission for six months following implementation. Under the terms of the agreement, Microsoft is entitled to "most favored nations" treatment with respect to revenue allocations relating to the sale of job positions and advertisements that the Company may agree to in future arrangements with any of its CareerBuilder Network affiliates. If Microsoft achieves agreed upon website traffic goals based on percentages of projected site visits, the Company will be obligated to make guaranteed revenue payments of up to $786,000 in 1999, up to $3.0 million in 2000 and up to $1.8 million in 2001. The Company has incurred expenses of $293,142 to Microsoft under this agreement in 1999.

   For a payment to the Company of not less than $18.0 million and not more than $40.0 million, Microsoft may exercise, during the term of the service and distribution agreement, a right to purchase a perpetual, royalty-free, irrevocable license to the object code and source code for the software, job posting databases and other components that make up the career center sites, including the right to use a TeamBuilder Online product directly associated with posting to the Microsoft sites. Upon exercise of this option, Microsoft would be able to offer a job posting service to entities controlled by it. Microsoft would be prohibited, however, from using the offerings subject to the license to compete directly with the Company. The amount of the payment Microsoft is required to make upon exercise of the license option is based on calculations of revenues earned prior to the option exercise.

   Also in May 1999, Microsoft purchased 1,372,817 shares of the Company's Common Stock for an aggregate purchase price of $17,846,621, or $13.00 per share. In addition, for no additional cash consideration the Company issued a warrant to Microsoft representing the right to purchase 873,534 shares of Common Stock at an exercise price of $13.00 per share. The warrant is immediately exercisable in full.

   Microsoft was not affiliated with the Company at the time the service and distribution agreement was entered into.

Other Transactions With Affiliates

   The Company has adopted a policy that all transactions between it and its executive officers, directors and affiliates must (i) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and (ii) be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board of Directors.

                         Comparative Stock Performance

   The following graph compares the cumulative total stockholder return on the Common Stock of the Company from May 12, 1999 (the first trading date following the Company's initial public offering) to December 31, 1999 with the cumulative total return of (i) U.S. companies traded on the Nasdaq Stock Market (the "Nasdaq Index") and (ii) an index of 5 similar publicly traded companies (the "Peer Group"). The Peer Group is composed of E-Cruiter.com Inc. Heqadhunter.Net Inc., HotJobs.com, topjobs.net plc and TMP Worldwide Inc. This graph assumes the investment of $100.00 on May 12, 1999 in the Company's Common Stock, the Nasdaq Index and the Peer Index, and assumes any dividends are reinvested.


                                   CareerBuilder, Inc. Nasdaq Index  Peer Group
-------------------------------------------------------------------------------
  May 12, 1999....................         100             100          100
-------------------------------------------------------------------------------
  December 31, 1999...............          50             157          195